AGREEMENT

          This Agreement is entered into as of the first day of June 2000 by and between Hispanic Television Network, Inc. ("HTVN"), a Delaware corporation, and Michael G. Fletcher ("Fletcher") and Robert P. Getz ("Getz"), the sole shareholders of Televideo, Inc. ("TVI"), a Texas corporation, and MGB Entertainment, Inc. ("MGB"), a Texas corporation, and Nathan Fletcher ("Fletcher").

RECITALS AND REPRESENTATIONS

          Fletcher and Getz desire to sell to HTVN and HTVN desires to purchase from Fletcher and Getz all of the issued and outstanding shares of the common stock of TVI and MGB.

          MGB owns and/or leases and/or leases with option to buy the assets described on Exhibit "A" attached hereto and incorporated herein for all purposes, and Fletcher and Getz intend to convey to HTVN and HTVN intends to acquire all of such assets through the acquisition of MGB.

          TVI owns the assets and contract rights described on Exhibit "B" attached hereto and incorporated herein for all purposes, and Fletcher and Getz intend to convey to HTVN and HTVN intends to acquire all of such assets and contract rights through the acquisition of TVI.

          Fletcher and Getz represent that they collectively own all of the issued and outstanding shares of the common stock of TVI and MGB, that such shares are free and clear of all liens and claims of ownership from third parties, and that Fletcher and Getz have full authority to enter into this Agreement and to sell such shares to HTVN without the consent of any third party.

          HTVN represents that HTVN has full corporate authority to enter into this Agreement, that the purchase of the shares of TVI and MGB by HTVN under the following terms and conditions has been authorized by the Board of Directors of HTVN.

          The Recitals and Representations are an integral part of this Agreement.

          NOW THEREFORE, HTVN, Fletcher and Getz agree as follows:

          1.     Consideration.

(a.)     HTVN will cause to be issued and delivered to Fletcher 50,000 shares of the common stock of HTVN. HTVN will cause to be issued and delivered to Getz 50,000 shares of the common stock of HTVN. All but 30,000 of such shares of common stock of HTVN will be restricted and may not be sold for a period of one year from the date of issue and such restriction shall be noted on the share certificates. The balance of 30,000 shares shall be sold to retire the trade debt and lease obligations and trade payables of MGB in the following manner: 15,000 of the shares shall be issued in the name of Fletcher and 15,000 issued in the name of Getz. The shares shall be sold in increments of 3,500 shares per week, unless a higher number is agreed to by Franklin Byrd, CFO of HTVN. The net proceeds of the shares, after a reserve for income taxes, shall be used first to pay liabilities owed by MGB to third parties and at such time as all such third party liabilities have been paid in full then to notes owed by MGB to Fletcher and/or Getz.

(b.)     In addition, HTVN shall issue to Fletcher a stock option for the purchase of 55,000 shares of the common stock at $13.75 each, exercisable one-half on the first anniversary of such option and one-half on the second anniversary of such option. Once the option becomes exercisable, it shall remain exercisable for a period of 180 days.

(c.)     In addition, HTVN shall issue to Getz a stock option for the purchase of 55,000 shares of the common stock at $13.75 each, exercisable one-half on the first anniversary of such option and one-half on the second anniversary of such option. Once the option becomes exercisable, it shall remain exercisable for a period of 180 days.

          2.     Employment Agreements.

          (a.)   TVI shall enter into employment agreements with the following key employees at the salaries indicated for a period of two years:

Employee	Title	Annual Salary
Michael G. Fletcher	President	$80,000
Robert P. Getz	Senior Vice President	$80,000
Nathan Fletcher	Vice President	$45,000

Fletcher, Getz, and Nathan Fletcher agree to use their respective best efforts to promote the business and profitability of TVI during the respective terms of their employment agreements.

          (b.)   The employment agreements will contain terms normally included in employment agreements with other employees entered into by HTVN, including a non-compete provision for a one year period covering any market in which HTVN owns a television station or network affiliate. HTVN will guarantee the terms of the employment agreements in the event that TVI ceases to exist for any reason during the two year term of the employment agreements.

          (c.)   In addition, HTVN shall issue to Nathan Fletcher a stock option for the purchase of 7,000 shares of the common stock of HTVN at $13.75 per share, exercisable as to 2,334 shares on the first anniversary of such option, as to 2,333 shares on the second anniversary of such option, and as to 2,333 shares on the third anniversary of such option. Once the option becomes exercisable, it shall remain exercisable for a period of 180 days each year.

          (d.)   As a further incentive to Nathan Fletcher, for each year in which the net profits of TVI increase by at least ten percent, based on year end financial statements prepared by the certified public accountants for TVI using generally accepted accounting procedures, over the prior year's net profits, HTVN shall issue to Nathan Fletcher an additional stock option for the purchase of 10,000 shares of the common stock of HTVN at $13.75 per share, exercisable for a period of 180 days. The base year for purposes of this provision shall be 2000. If the profit increase is met each year, the options would be granted to Nathan Fletcher in 2001, 2002, and 2003.

          3.     Trademarks and Copyrights.  Fletcher and Getz agree to transfer and/or cause to be transferred to HTVN any and all trademarks and copyrights, including, without limitation, those related to feature films, film products, television programs and/or music videos, that are held in the name of Fletcher, Getz, TVI, and MGB.

          4.     Confidentiality Agreement.  HTVN, Fletcher and Getz agree that it is in the best interests of TVI and MGB as well as of HTVN, Fletcher and Getz, that the terms of this Agreement and of any and all other agreements, contracts, bills of sale, assignments and similar documents that may be executed pursuant to this Agreement, remain confidential and agree to execute a separate Confidentiality Agreement. Fletcher and Getz agree that if they or either of them or if Nathan Fletcher knowingly violates the terms of the Confidentiality Agreement, such violation could directly impact on the profitability of TVI, and in the event that a breach of the Confidentiality Agreement clearly is a result of an action by Fletcher, Getz, or Nathan Fletcher, Fletcher and Getz agree to sell and convey 35,000 shares of the common stock of HTVN to HTVN for no consideration as liquidated damages for such breach.

          5.     Corporate Structure.  The management and structure of TVI and MGB shall remain the same after the closing of the transactions contemplated by this Agreement, except that MGB shall be converted to a subchapter C corporation. HTVN agrees to cause TVI and/or MGB to honor the terms of all existing equipment leases and loan arrangements until such leases and loan obligations have been paid in full.

          6.     Execution.  HTVN, Fletcher and Getz agree to execute all documents relative to the transaction within 30 days of the execution of this agreement.

          7.     Choice of Law.  HTVN, Fletcher and Getz agree that the laws of the state of Texas shall apply excepting those that are preempted by Federal statute or Delaware General Corporation Law.

Executed as of the first date above written.

/s/ Marco Camacho ____________________ Marco Camacho President and CEO Hispanic Television Network, Inc.	/s/ Mike Fletcher ____________________ Mike Fletcher Individually and as Corporate Representative of Televideo Inc. & MGB Entertainment, Inc.	/s/ Robert P. Getz ____________________ Robert P. Getz Individually, and as Corporate Representative of Televideo, Inc. & MGB Entertainment, Inc.

/s/ Nathan Fletcher
_____________________
Nathan Fletcher